Filed Pursuant To Rule 433

File No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

PROtected Covered Call EnhancED Income NotesSM

Linked to the US-Euro PROCEEDS Index

due November 2012

(the “PROCEEDS”)

US$10 public offering price per security

Private Offering Notice

Summary Terms

The PROCEEDS:

•	The PROCEEDS are designed for investors who are seeking exposure to the US-Euro PROCEEDS Index (the “Reference Index”).

•	Variable monthly interest payments may be paid, depending upon the performance of the Basket Units described below.

•	100% principal protection on the maturity date.

•	Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•	The PROCEEDS will not be listed on any securities exchange.

•	The settlement date is expected to be November , 2007.

•

The PROCEEDS are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$100,000 for residents of the European Economic Area) or other amount as permitted by local jurisdictions, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

Payment on the maturity date:

•

On the maturity date, for each unit of the PROCEEDS an investor owns, Merrill Lynch & Co. will pay an investor, in addition to any interest, an amount equal to the principal amount of the PROCEEDS plus an additional amount (which may be zero) based on the percentage increase, if any, in the level of the Reference Index.

•

The Reference Index is a composite index that measures the performance of a strategy that allocates hypothetical funds among three index components: (i) “Basket Units” representing the United States dollar value of a hypothetical investment in certain indices and sales of call options on those indices in the “Index Basket” using a “covered-call” strategy, (ii) “Zero Coupon Bond Units” representing the value of hypothetical zero coupon bonds and (iii) “Leverage Units” representing the cost of hypothetical borrowed funds which may increase allocations to the Basket Units. The Reference Index will be rebalanced periodically pursuant to a formula described in the attached offering document. This rebalancing will reflect changes in the performance of the Basket Units, prevailing interest rates and market conditions, all as more fully described in the attached offering document.

•	The level of the Reference Index will be reduced by certain fees, deductions and charges.

•

The indices in the Index Basket will be the Dow Jones EURO STOXX 50 Index and the Dow Jones Industrial Average. The indices in the Index Basket will initially be equally weighted and will be rebalanced annually as described in the attached offering document.

The PROCEEDS, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the PROCEEDS are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the PROCEEDS. Accordingly, the PROCEEDS may not be offered to the public in any European Economic Area member state and any purchaser of the PROCEEDS who subsequently sells any of their Securities in any EEA member state must do so in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the PROCEEDS is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the PROCEEDS.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the “Company”) for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages PS-11 to PS-17 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Securities, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The PROCEEDS are denominated in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the PROCEEDS and the income from them can fluctuate and may fall against the investor’s interest.

(c)        Investment in the PROCEEDS may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the PROCEEDS and the suitability of purchasing the PROCEEDS in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any PROCEEDS.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the PROCEEDS.

(f)        Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.

The date of this Notice is October 15, 2007

This Notice supplements the Preliminary Prospectus Supplement, dated October 15, 2007 and the General Prospectus Supplement and Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus supplement if you so request by calling toll-free 1-866-500-5408.